Exhibit 99.3

Scienjoy Reports Second Quarter 2022 Unaudited Financial Results

Second Quarter 2022 Revenues up 28.8% Year Over Year

Second Quarter 2022 Adjusted Net Income up 35.6% Year Over Year

BEIJING, September 15, 2022 /PRNewswire/ -- Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “We”) (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, today announced its financial results for the second quarter and first half of fiscal year 2022 ended June 30, 2022.

Second Quarter 2022 Operating and Financial Highlights

●	Total net revenues increased by 28.8% to RMB506.5 million (US$75.6 million) for the three months ended June 30, 2022 from RMB393.2 million in the same period of 2021.

●	Gross profit increased by 16.5% to RMB93.2 million (US$13.9 million) for the three months ended June 30, 2022 from RMB79.9 million in the same period of 2021.

●	Net income was RMB67.4 million (US$10.1 million) for the three months ended June 30, 2022, compared to RMB92.1 million in the same period of 2021.

●	Adjusted net income increased by 35.6% to RMB61.2 million (US$9.1 million) for the three months ended June 30, 2022 from RMB45.1 million in the same period of 2021.

●	Total paying users increased by 3.9% to 268,772 for the three months ended June 30, 2022 from 258,799 in the same period of 2021.

●	Total number of active broadcasters was 47,990 for the three months ended June 30, 2022, compared to 70,651 in the same period of 2021.

First Half 2022 Operating and Financial Highlights

●	Total net revenues increased by 27.9% to RMB 970.0 million (US$144.8 million) for the six months ended June 30, 2022 from RMB758.3 million in the same period of 2021.

●	Gross profit increased by 29.7% to RMB207.6 million (US$40.0 million) for the six months ended June 30, 2022 from RMB160.1 million in the same period of 2021. Gross margin increased to 21.4% for the six months ended June 30, 2022 from 21.1% in the same period of 2021.

●	Net income was RMB150.6 million (US$22.5 million) for the six months ended June 30, 2022, compared to RMB163.0 million in the same period of 2021.

●	Adjusted net income increased by 8.0% to RMB138.9 million (US$20.8 million) for the six months ended June 30, 2022 from RMB128.6 million in the same period of 2021.

●	Total paying users were 445,753 for the six months ended June 30, 2022, compared to 477,062 in the same period of 2021.

●	Total number of active broadcasters was 86,715 for the six months ended June 30, 2022, compared to 202,359 in the same period of 2021.

●	As of June 30, 2022, the Company had RMB175.4 million (US$26.2 million) in cash and cash equivalents, compared to RMB240.9 million as of December 31, 2021.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “We are pleased with our outstanding financial performance for the second quarter of 2022. Despite the challenging macro environment, I am very proud of the efforts our team has made in achieving these results. The key drivers of these results were the supply of high-quality content through our integrated live streaming platforms and the strong execution of our strategic plan. Our engaging content and high-functioning live streaming platforms positioned us well in growing our business and achieving sustainable development goals. To further complement our business growth, the development of the metaverse project with the investment in virtual reality, augmented reality, and artificial intelligence technologies remain our strategic priority. We believe building the metaverse will help us to seize the opportunity in the fast-evolving market and diversify our business model. We remain confident about our business fundamentals, strategic initiatives, and capabilities to build continued momentum toward our long-term growth objectives. Looking ahead to the remainder of 2022, we will continue to provide our users with an engaging and immersive experience and attractive content as we continue to contribute to the success of Scienjoy and generate values for our shareholders in the long term.”

Mr. Denny Tang, Chief Financial Officer of Scienjoy, added, “We had solid financial results for the second quarter of 2022 with an increase of 28.8% in revenue and 35.6% in adjusted net income as compared to the same period of last year. The solid financial performance demonstrated our ability to attract and maintain our users through the increased high-quality content. We continued to drive Scienjoy forward by implementing strategic initiatives to enrich content offerings, leveraging our technological capabilities to improve users’ experience on our live streaming platforms, and actively exploring potential opportunities to scale our business. We intend to take decisive actions to improve our cost structure, optimize our investment in advanced technologies and build profound relationships with our users efficiently. We believe executing our key initiatives will consolidate our market position, grow our users’ bases, and generate long-term value. As we look to the second half of the year, we remain focused on growing our business, creating additional revenue streams, and making plans for our next phase of growth to fulfill the demand of users.”

Second Quarter 2022 Financial Results

Total net revenues increased by 28.8% to RMB506.5 million (US$75.6 million) for the three months ended June 30, 2022 from RMB393.2 million in the same period of 2021. This increase was driven by more quality content are provided through our integrated multiple live streaming platforms including Hongren platforms we acquired in January 2022. For the three months ended June 30, 2022, the number of paying user was 268,772, increased slightly by 4% from 258,799 paying user for the three months ended June 30, 2021. Our paying ratio increased from 3.8% for the three months ended June 30, 2021 to 5.8% for the three months ended June 30, 2022. Our average ARPPU increased by 25%, from RMB 1,497 for the three months ended June 30, 2021 to RMB 1,876 for the for the three months ended June 30, 2022.

Cost of revenues increased by 31.9% to RMB413.4 million (US$61.7 million) for the three months ended June 30, 2022 from RMB313.3 million in the same period of 2021. The increase was primarily attributable to a 39%, or RMB105.2 million, year-over-year increase in the Company’s revenue sharing fees and content costs, which was consistent with the growth of the Company’s overall live streaming operations for the three months ended June 30, 2022.

Gross profit increased by 16.5% to RMB93.2 million (US$13.9 million) for the three months ended June 30, 2022 from RMB79.9 million in the same period of 2021.

Total operating expenses increased by 9.8% to RMB37.5 million (US$5.6 million) for the three months ended June 30, 2022 from RMB34.2 million in the same period of 2021.

●	Sales and marketing expenses decreased by 69.5% to RMB452,000 (US$67,000) for the three months ended June 30, 2022 from RMB1.5 million in the same period of 2021, primarily due to fewer marketing activities.

●	General and administrative expenses decreased by 0.9% to RMB15.4 million (US$2.3 million) for the three months ended June 30, 2022 from RMB15.5 million in the same period of 2021.

●	Research and development expenses increased by 31.3% to RMB18.3 million (US$2.7 million) for the three months ended June 30, 2022 from RMB14.0 million in the same period of 2021. The increase was due to the Company had share based compensation of RMB2.2 million for the three months ended June 30 2022, no such expenses were incurred in the same period of 2021.

●	Provision for doubtful accounts increased by 4.9% to RMB3.4 million (US$501,000) for the three months ended June 30, 2022 from RMB3.2 million in the same period of 2021.

Income from operations increased by 21.6% to RMB55.6 million (US$8.3 million) for the three months ended June 30, 2022 from RMB45.8 million in the same period of 2021.

Change in fair value of contingent consideration decreased by 82.9% to RMB6.1 million (US$903,000) for the three months ended June 30, 2022 from RMB35.3 million in the same period of 2021. Change in fair value of contingent consideration is derived from the Company’s reverse recapitalization with Wealthbridge Acquisition Limited on May 7, 2020, acquisition of Beelive on August 10, 2020, and acquisition of Hongren on January 1, 2022 which involved payments of future contingent consideration upon the achievement of certain financial performance targets and specific market price levels. Earn out liabilities are recorded for the estimated fair value of the contingent consideration on the merger date. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense.

Change in fair value of warrant liabilities decreased by 66.6% to RMB3.9 million (US$580,000) for the three months ended June 30, 2022from RMB11.6 million in the same period of 2021. The Company’s warrants assumed from the SPAC acquisition that has complex terms, such as a clause in which the warrant agreements contain a cash settlement provision whereby the holders could settle the warrants for cash upon a fundamental transaction that is considered outside of the control of management are considered to be a derivative that are recorded as a liability at fair value. The warrant derivative liability is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Change in fair value of investment decreased by 47.8% to RMB752,000 (US$112,000) for the three months ended June 30, 2022 from 1.4 million in the same period of 2021. Change in fair value of investment is primarily related to investment in marketable securities. In January 2021, the Company, through its wholly owned subsidiary, Scienjoy Inc., purchased from Cross Wealth Investment Holding Limited, an entity related to two directors of the Company, 606,061 ordinary shares of Goldenbridge Acquisition Limited (“Goldenbridge”) for an aggregated consideration of US$2 million. Goldenbridge was formed as a special purpose acquisition company. The investment was classified as investment in marketable security, which is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Net income decreased by 26.8% to RMB67.4 million (US$10.1 million) for the three months ended June 30, 2022 from RMB92.1 million in the same period of 2021.

Adjusted net income increased by 35.6% to RMB61.2 million (US$9.1 million) for the three months ended June 30, 2022 from RMB45.1 million in the same period of 2021.

Basic and diluted net income per ordinary share were both RMB1.75(US$0.26) for the three months ended June 30, 2022. In comparison, basic and diluted net income per ordinary share were both RMB2.99 in the same period of 2021.

Adjusted basic and diluted net income per ordinary share were both RMB1.58 (US$0.24) for the three months ended June 30, 2022. In comparison, adjusted basic and diluted net income per ordinary share were both RMB1.47 in the same period of 2021.

First Half 2022 Financial Results

Total net revenues increased by 27.9% to RMB970.0 million (US$144.8 million) for the six months ended June 30, 2022 from RMB758.3 million in the same period of 2021. This increase was driven by more quality content are provided through our integrated multiple live streaming platforms including Weiliantong platforms we acquired in January 2022. For the six months ended June 30, 2022, the number of paying user was 445,753, decreased slightly by 7% from 477,062 paying user for the six months ended June 30, 2021. Our paying ratio increased from 3.6% for the six months ended June 30, 2021 to 4.9% for the six months ended June 30, 2022. Our average ARPPU increased by 36%, from RMB 1,574 for the six months ended June 30, 2021 to RMB2,143 for the for the six months ended June 30, 2022.

Cost of revenues increased by 27.4% to RMB762.3 million (US$113.8 million) for the six months ended June 30, 2022 from RMB598.2 million in the same period of 2021. The increase was primarily attributable to a 34%, or RMB171.1 million, year-over-year increase in the Company’s revenue sharing fees and content costs, which was consistent with the growth of the Company’s overall live streaming operations for the six months ended June 30, 2022.

Gross profit increased by 29.7% to RMB207.6 million (US$31.0 million) for the six months ended June 30, 2022 from RMB160.1 million in the same period of 2021.

Total operating expenses increased by 36.3% to RMB73.8 million (US$11.0 million) for the six months ended June 30, 2022 from RMB54.1 million in the same period of 2021.

●	Sales and marketing expenses decreased by 59.9% to RMB1.0 million (US$155,000) for the six months ended June 30, 2022 from RMB2.6 million in the same period of 2021, primarily due to fewer marketing activities.

●	General and administrative expenses increased by 41.5% to RMB34.5 million (US$5.2million) for the six months ended June 30, 2022 from RMB24.4 million in the same period of 2021. The increase was primarily caused by more consulting and professional fees due to the expansion of the Company, higher employee salary and welfare and amortization of intangible assets.

●	Research and development expenses increased by 49.4% to RMB35.1 million (US$5.2 million) for the six months ended June 30, 2022 from RMB23.5 million in the same period of 2021. The increase was due to increased R&D headcounts and the Company had share based compensation of RMB4.1 million for the first half of 2022

●	Provision for doubtful accounts for the six months ended June 30, 2022 decreased by 15.1% to RMB3.1 million (US$462,000) for the six months ended June 30, 2022 from RMB3.6 million in the same period of 2021.

Income from operations increased by 26.4% to RMB133.9 million (US$20.0 million) for the six months ended June 30, 2022 from RMB105.9 million in the same period of 2021.

Change in fair value of contingent consideration decreased by 54.2% to RMB10.8 million (US$1.6 million) for the six months ended June 30, 2022from RMB23.5 million in the same period of 2021. Change in fair value of contingent consideration is derived from the Company’s reverse recapitalization with Wealthbridge Acquisition Limited on May 7, 2020, acquisition of Beelive on August 10, 2020, and acquisition of Hongren on January 1, 2022 which involved payments of future contingent consideration upon the achievement of certain financial performance targets and specific market price levels. Earn out liabilities are recorded for the estimated fair value of the contingent consideration on the merger date. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense.

Change in fair value of warrant liabilities decreased by 22.8% to RMB8.4 million (US$1.3 million) for the six months ended June 30, 2022 from RMB10.9 million in the same period of 2021. The Company’s warrants assumed from the SPAC acquisition that has complex terms, such as a clause in which the warrant agreements contain a cash settlement provision whereby the holders could settle the warrants for cash upon a fundamental transaction that is considered outside of the control of management are considered to be a derivative that are recorded as a liability at fair value. The warrant derivative liability is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Change in fair value of investment decreased by 94.7% to RMB1.5 million (US$219,000) for the six months ended June 30, 2022 from 27.6 million in the same period of 2021. Change in fair value of investment is primarily related to investment in marketable securities. In January 2021, the Company, through its wholly owned subsidiary, Scienjoy Inc., purchased from Cross Wealth Investment Holding Limited, an entity related to two directors of the Company, 606,061 ordinary shares of Goldenbridge Acquisition Limited (“Goldenbridge”) for an aggregated consideration of US$2 million. Goldenbridge was formed as a special purpose acquisition company. The investment was classified as investment in marketable security, which is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Net income decreased by 7.6% to RMB150.6 million (US$22.5 million) for the six months ended June 30, 2022 from RMB163.0 million in the same period of 2021.

Adjusted net income increased by 8.0% to RMB138.9 million (US$20.8 million) for the six months ended June 30, 2022 from RMB128.6 million in the same period of 2021.

Basic and diluted net income per ordinary share were both RMB4.06(US$0.61) for the six months ended June 30, 2022. In comparison, basic and diluted net income per ordinary share were both RMB5.32 in the same period of 2021.

Adjusted basic and diluted net income per ordinary share were both RMB3.74 (US$0.56) for the six months ended June 30, 2022. In comparison, adjusted basic and diluted net income per ordinary share were both RMB4.19 in the same period of 2021.

As of June 30, 2022, the Company had cash and cash equivalents of RMB175.4 million (US$26.2 million), which represented a decrease of 27.2% from RMB240.9 million as of December 31, 2021.

Business Outlook

The Company expects its total net revenues to be in the range of RMB 400 million to RMB 428 million in the third quarter of 2022. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly with respect to the potential impact of COVID-19 on the economy in China and other markets around the world.

Recent Developments

On December 29, 2021, the Company has entered into an equity acquisition framework agreement (the “Agreement”) to acquire 100% equity interest in Beijing Weiliantong Tech Co., Ltd (“Weiliantong”), which holds Hongle.tv, and 100% equity interest in Golden Shield Enterprises Limited (“Golden Shield”), which holds the NFT business for a total consideration of RMB280 million (approximately US$43.8 million). The objective of the Agreement is to support the Company’s strategic growth initiative of acquiring the top-tier online live streaming platform Hongle.tv and expanding the NFT business scope. The transaction was closed on January 1, 2022.

About Scienjoy Holding Corporation

Founded in 2011, Scienjoy is a leading mobile livestreaming platform in China, and its core mission is to build a livestreaming service ecosystem to delight and entertain users. With over 300 million registered users, Scienjoy currently operates five livestreaming platform brands, including Showself, Lehai, Haixiu, and BeeLive, which features both the Mifeng Chinese version and BeeLive International version, and Hongle.tv. Scienjoy uniquely combines a gamified business approach to livestreaming, in-depth knowledge of the livestreaming industry, and cutting-edge technologies such as blockchain, augmented reality (AR), virtual reality (VR), and big data, to create a unique user experience. Scienjoy is devoted to building a livestreaming Metaverse to provide users with the ultimate immersive experience, a social media network that transcends time and space, a digital community that spans virtual and physical reality, and a content-rich ecosystem. For more information, please visit http://ir.scienjoy.com/.

Use of Non-GAAP Financial Measures

Adjusted net income is calculated as net income adjusted for change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by the weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on June 30, 2022, or at any other rate.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; the ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company’s profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Investor Relations Contacts

Denny Tang

Chief Financial Officer

Scienjoy Holding Corporation

+86-10-64428188

ir@scienjoy.com

Tina Xiao
Ascent Investor Relations
+1 (917) 609-0333
tina.xiao@ascent-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31,	As of June 30,
	2021	2022	2022
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	240,947	175,428	26,191
Accounts receivable, net	206,307	378,452	56,501
Prepaid expenses and other current assets	165,409	84,570	12,626
Amounts due from related parties	1,059	1,052	157
Investment in marketable security	38,789	39,655	5,920
Total current assets	652,511	679,157	101,395

Property and equipment, net	1,674	2,147	321
Intangible assets, net	235,870	422,484	63,075
Goodwill	92,069	172,781	25,796
Long term investment	101,727	177,324	26,474
Long term deposits and other assets	1,152	1,209	180
Deferred tax assets	4,352	4,273	638
Right of use assets	-	11,158	1,666
Total non-current assets	436,844	791,376	118,150
TOTAL ASSETS	1,089,355	1,470,533	219,545

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	85,801	109,898	16,409
Accrued salary and employee benefits	24,533	12,229	1,826
Accrued expenses and other current liabilities	16,181	5,022	750
Current portion of contingent consideration – earn-out liability	10,638	12,901	1,926
Warrant liabilities	10,324	2,210	330
Income tax payable	8,282	10,043	1,499
Deferred revenue	65,405	122,324	18,262
Lease liabilities-current	-	4,597	686
Total current liabilities	221,164	279,224	41,688

Non-current liabilities
Deferred tax liabilities	58,746	61,945	9,248
Contingent consideration – earn-out liability	-	6,822	1,018
Lease liabilities-non-current	-	6,210	927
Total non-current liabilities	58,746	74,977	11,193
TOTAL LIABILITIES	279,910	354,201	52,881
Commitments and contingencies Shareholders’ equity*
Ordinary share, no par value, unlimited shares authorized, 28,219,583 Class A ordinary shares and 2,625,058 Class B ordinary shares issued and outstanding as of December 31, 2021, 35,359,054 Class A ordinary shares and 2,925,058 Class B ordinary shares issued and outstanding as of June 30, 2022, respectively*
Class A ordinary shares	140,196	413,180	61,685
Class B ordinary shares	13,041	23,896	3,568
Shares to be issued	128,119	-	-
Statutory reserves	31,775	35,759	5,339
Retained earnings	479,199	626,115	93,477
Accumulated other comprehensive income	17,115	17,681	2,640
Total shareholders’ equity	809,445	1,116,631	166,709

Non-controlling interests	-	(299)	(45)
Total equity	809,445	1,116,332	166,664
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,089,355	1,470,533	219,545

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For the three months ended			For the six months ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Livestreaming - consumable virtual items revenue	378,930	495,429	73,966	733,166	940,768	140,453
Livestreaming - time based virtual items revenue	8,570	6,917	1,033	17,668	14,382	2,147
Technical services and others	5,726	4,182	624	7,423	14,823	2,213
Total revenues	393,226	506,528	75,623	758,257	969,973	144,813
Cost of revenues	(313,297)	(413,376)	(61,715)	(598,189)	(762,345)	(113,815)
Gross profit	79,929	93,152	13,908	160,068	207,628	30,998
Operating expenses
Sales and marketing expenses	(1,480)	(452)	(67)	(2,584)	(1,036)	(155)
General and administrative expenses	(15,548)	(15,406)	(2,300)	(24,395)	(34,514)	(5,153)
Provision for doubtful accounts	(3,197)	(3,353)	(501)	(3,645)	(3,094)	(462)
Research and development expenses	(13,951)	(18,313)	(2,734)	(23,514)	(35,128)	(5,244)
Total operating expenses	(34,176)	(37,524)	(5,602)	(54,138)	(73,772)	(11,014)
Income from operations	45,753	55,628	8,306	105,930	133,856	19,984
Change in fair value of contingent consideration	35,323	6,050	903	23,545	10,790	1,611
Change in fair value of warrants liability	11,632	3,883	580	10,854	8,382	1,251
Change in fair value of investment	1,440	752	112	27,608	1,464	219
Interest income	693	755	113	1,431	1,251	187
Interest expense	(124)	(13)	(2)	(241)	(13)	(2)
Other income, net	102	26	4	102	86	13
Foreign exchange gain (loss), net	53	(513)	(77)	(40)	(453)	(68)
Income before income taxes	94,872	66,568	9,939	169,189	155,363	23,195
Income tax benefits (expenses)	(2,819)	807	120	(6,178)	(4,762)	(711)
Net income	92,053	67,375	10,059	163,011	150,601	22,484
Less: net loss attributable to noncontrolling interest	-	(299)	(45)	-	(299)	(45)
Net income attributable to the Company’s shareholders	92,053	67,674	10,104	163,011	150,900	22,529

Other comprehensive income:
Other comprehensive income - foreign currency translation adjustment	1,234	602	90	748	566	85
Comprehensive income	93,287	67,977	10,149	163,759	151,167	22,569
Less: comprehensive loss attributable to non-controlling interests	-	(299)	(45)	-	(299)	(45)
Comprehensive income attributable to the Company’s shareholders	93,287	68,276	10,194	163,759	151,466	22,614

Weighted average number of shares
Basic	30,756,702	38,602,936	38,602,936	30,669,789	37,122,362	37,122,362
Diluted	30,756,702	38,602,936	38,602,936	30,669,789	37,122,362	37,122,362
Earnings per share
Basic	2.99	1.75	0.26	5.32	4.06	0.61
Diluted	2.99	1.75	0.26	5.32	4.06	0.61

Reconciliations of Non-GAAP Results

(All amounts in thousands, except share and per share data or otherwise stated)

	For the three months ended			For the six months ended
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	US$	RMB	RMB	US$
Net income	92,053	67,375	10,059	163,011	150,601	22,484
Less:
Change in fair value of contingent consideration	35,323	6,050	903	23,545	10,790	1,611
Change in fair value of warrants liability	11,632	3,883	580	10,854	8,382	1,251
Share based compensation	-	(3,711)	(554)	-	(7,437)	(1,144)
Adjusted net income *	45,098	61,153	9,130	128,612	138,866	20,766
Adjusted net income per ordinary share*
Basic	1.47	1.58	0.24	4.19	3.74	0.56
Diluted	1.47	1.58	0.24	4.19	3.74	0.56

“Adjusted net income” is defined as net income excluding change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation.